EXHIBIT 4.1

DESCRIPTION OF COMMON STOCK

              The following is a description of common stock of Steel Dynamics, Inc. (the “Company”). This description is not complete, and this description is qualified by referring to the Company’s Amended and Restated Articles of Incorporation (as amended) and the Company’s Amended and Restated Bylaws (as amended), both of which are exhibits to this Annual Report on Form 10-K and which are incorporate herein by reference, and to the laws of the state of Indiana.

Authorized Common Stock

              The Company is currently authorized to issue 900,000,000 shares of common stock, par value $.0025 per share. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock.

General

              Voting Rights.    The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, including the election of directors. The Amended and Restated Articles of Incorporation do not provide for cumulative voting in the election of directors and, thus, holders of a majority of the shares of common stock may elect all of the directors standing for election.

              Dividends Rights.    All holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company’s board of directors in its discretion from funds legally available therefore.

              Liquidation Rights.    In the event of the Company’s liquidation, dissolution or winding-up, the holders of common stock are entitled to receive ratably the net assets of the Company that are available after the payment of all debts and liabilities, subject to the distribution rights of shares of preferred stock, if any, then outstanding.

              Issuance of Common Stock.    Shares of common stock may be issued from time to time as the Company’s board of directors shall determine and on such terms and for such consideration as shall be fixed by the Company’s board of directors. The authorized number of shares of common stock may, without a class or series vote, be increased or decreased from time to time by the affirmative vote of a majority of the stock entitled to vote.

              Fully Paid and Non-assessable.    The issued and outstanding shares of common stock are fully paid and non-assessable.  This means the full purchase price for the outstanding shares of common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares.  Any additional shares of common stock that the Company may issue in the future will also be fully paid and non-assessable.

              Other Matters.    Holders of common stock have no preemptive rights or rights to convert common stock into any other securities, nor are there any redemption or sinking fund provisions applicable to the common stock.

NASDAQ Listing

              The Company’s common stock is listed on the NASDAQ Global Select Market under the ticker symbol “STLD.”

Transfer Agent

              The transfer agent and registrar for the Company’s common stock is Computershare Trust Company, N.A.